United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2003

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113 India
(91) 44-2254-0777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F  [X]  Form 40 F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1. Financial Statements
Item 2. Operating and Financial Review and Prospects
Signatures

          Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration Nos. 333-101322 and 333-107938) and on Form F-3 (Registration No. 333-101915).

Currency of Presentation and Certain Defined Terms

          Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited (formerly known as Satyam Infoway Limited), a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline, “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.

          In this report, references to “$”, “US$”, “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “GBP” are to the legal currency of United Kingdom and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

          For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on September 30, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2003 was Rs. 45.78 per $1.00.

          Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

          Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements May Prove Inaccurate

          IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 2-OPERATING AND FINANCIAL REVIEW AND PROSPECTS-RISKS RELATED TO OUR BUSINESS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements

SIFY LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	March 31,		September 30,

	2003		2003
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	Rs.	897,596	Rs.	1,085,523	$23,712
Cash - restricted		74,612		148,306	3,239
Accounts receivable		346,270		393,470	8,595
Due from officers and employees		982		4,182	91
Due from related parties		16,016		30,809	673
Inventories		39,971		19,536	427
Prepaid expenses		124,785		153,578	3,355
Other current assets		72,948		105,231	2,299

Total current assets		1,573,180		1,940,635	42,391
Cash - restricted		100,010		100,029	2,185
Property, plant and equipment-net		1,542,829		1,287,291	28,119
Goodwill and other intangible assets		166,983		120,485	2,633
Investments in affiliated companies		140,053		126,778	2,769
Investments in securities		1,140		—	—
Other assets		176,192		163,133	3,563

Total assets	Rs.	3,700,387	Rs.	3,738,351	$81,660

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		2,482		5,250	115
Trade accounts payable		82,635		106,918	2,335
Accrued liabilities		278,256		330,747	7,225
Deferred revenue		289,297		336,471	7,350
Advances from customers		26,171		48,340	1,056
Other current liabilities		60,520		58,570	1,279

Total current liabilities		739,361		886,296	19,360
Capital lease obligations, excluding current installments		3,767		5,836	127
Other liabilities		65,864		68,270	1,491

Total liabilities		808,992		960,402	20,978

Minority interest		2,699		2,544	56
Stockholders’ equity
Common stock, Rs 10 par value; 37,500,000 equity shares authorized; Issued and outstanding: 32,795,200 shares as of March 31, 2003 and 34,856,083 as of September 30, 2003		327,952		348,561	7,614
Additional paid-in capital		14,326,742		14,481,574	316,330
Deferred compensation - employee stock offer plan		(24,839)		(25,013)	(546)
Accumulated deficit		(11,737,769)		(12,029,717)	(262,772)
Accumulated other comprehensive income		(3,390)		—	—

Total stockholders’ equity		2,888,696		2,775,405	60,626

Total liabilities and stockholders’ equity	Rs.	3,700,387	Rs.	3,738,351	$81,660

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data and as otherwise stated)

	Quarter ended September 30,					Six months ended September 30,

	2002		2003			2002		2003

Revenues	Rs.	445,568	Rs.	588,796	$12,861	Rs.	835,931	Rs.	1,142,807	$24,963
Initial services charges		16,511		57,524	1,257		28,039		91,519	1,999
Revenue from related parties		1,953		17,435	381		4,582		30,454	665

Total revenue		464,032		663,755	14,499		868,552		1,264,780	27,627
Cost of revenues		325,188		336,912	7,359		631,847		657,755	14,368
Selling, general and administrative expenses		269,713		328,260	7,170		528,981		618,330	13,506
Provision for doubtful receivables and advances		41,538		16,288	356		84,748		54,364	1,188
Depreciation		231,940		118,295	2,584		352,368		239,301	5,227
Amortization of intangible asset		26,650		34,784	760		128,306		48,828	1,067
Amortization of deferred stock compensation expense		10,177		7,052	154		16,750		15,887	347
Foreign exchange (gain) / loss		1,014		8,529	186		(10,829)		22,628	494

Total operating expenses		906,220		850,120	18,569		1,732,171		1,657,093	36,197
Operating loss		(442,188)		(186,365)	(4,070)		(863,619)		(392,313)	(8,570)
Other income, net		9,769		103,339	2,257		15,985		116,111	2,537
Loss before taxes, equity in losses of affiliates and minority interest		(432,419)		(83,026)	(1,813)		(847,634)		(276,202)	(6,033)
Equity in losses of affiliates		(14,321)		(2,230)	(49)		(30,590)		(15,744)	(344)
Minority interest		10,557		532	12		12,290		70	2

Losses before income taxes		(436,183)		(84,724)	(1,850)		(865,934)		(291,876)	(6,375)
Taxes		1,041		(71)	(2)		5,177		(72)	(2)

Net loss	Rs.	(435,142)	Rs.	(84,795)	$(1,852)	Rs.	(860,757)	Rs.	(291,948)	$(6,377)

Net loss per share		(18.75)		(2.44)	(0.05)		(37.10)		(8.55)	(0.19)
Weighted average equity shares used in computing loss per equity share		23,202,176		34,822,821	34,822,821		23,202,176		34,165,814	34,165,814

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data and as otherwise stated)

	Six months ended September 30,

	2002		2003		2003

Net loss from continuing operations	Rs.	(860,757)	Rs.	(291,948)	$(6,377)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation and amortization		497,424		304,016	6,641
Equity in losses of affiliates		30,590		15,744	344
Loss/ (profit) on sale of assets, including investment		720		(75,999)	(1,660)
Provision for doubtful receivables and advances		84,748		54,364	1,188
Inventory write down		19,217		3,840	84
Minority interest		(8,276)		(155)	(3)
Others		(8,150)		20,342	445
Changes in assets and liabilities:
Accounts receivable		(7,367)		(101,564)	(2,219)
Due from officers and employees		27,727		(111)	(2)
Due from related parties		9,713		(14,793)	(323)
Inventories		(1,619)		16,595	362
Prepaid expenses		(12,587)		(28,793)	(629)
Other assets		(28,858)		(12,851)	(281)
Trade accounts payable and accrued liabilities		(43,282)		62,386	1,362
Deferred revenue		74,387		47,174	1,030
Advances from customers		1,154		22,169	484
Other liabilities		7,517		456	10

Net cash provided by / (used in) operating activities	Rs.	(217,699)	Rs.	20,872	$456

Cash flows from investing activities:
Expenditure on property, plant and equipment		(92,046)		(148,000)	(3,233)
Proceeds from sale of property, plant and equipment		10,933		253,055	5,528
Expenditure on intangible asset		(35,117)		(2,331)	(51)
Expenditure on investment in affiliates		(38,111)		(2,469)	(54)
Net movement in cash - restricted		(12,368)		(73,713)	(1,610)
Proceeds from sale of investments in securities and other asset		—		7,356	160

Net cash provided by / (used in) investing activities	Rs.	(166,709)	Rs.	33,898	$740

Cash flows from financing activities:
Principal payments under capital lease obligations		(719)		(3,913)	(85)
Net proceeds from issuance of common stock		—		159,380	3,481

Net cash provided by / (used in) financing activities	Rs.	(719)	Rs.	155,467	$3,396

Effect of exchange rate changes on cash		851		(22,310)	(487)
Net increase / (decrease) in cash and cash equivalents		(384,276)		187,927	4,105
Cash and cash equivalents at the beginning of the period		658,111		897,596	19,607

Cash and cash equivalents at the end of the period	Rs.	273,835	Rs.	1,085,523	$23,712

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME

(In thousands, except share data and as otherwise stated)

	Common stock
				Additional
				paid		comprehensive
	Shares	Par value		in capital		income

Balance as of March 31, 2003	32,795,200	Rs.	327,952	Rs	14,326,742

Issue of common stock (net of expenses)	2,060,883		20,609		138,771
Compensation related to stock option grants					19,299
Amortization of compensation related to stock option grants (net of forfeiture reversals)					(3,238)
Comprehensive income
Net loss						Rs.	(291,948)
Other comprehensive income
Unrealized loss on investments, net							2,129
Foreign exchange translation adjustment							1,261

Comprehensive income						Rs	(288,558)

Balance as of September 30, 2003	34,856,083	Rs	348,561	Rs	14,481,574

Balance as of September 30, 2003 (in US$)	34,856,083		$7,614		$316,330

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Deferred
	Accumulated		compensation
	other		- employee				Total
	Comprehensive		stock offer		Accumulated		stockholders’
	income		plan		deficit		equity

Balance as of March 31, 2003	Rs	(3,390)	Rs.	(24,839)	Rs	(11,737,769)	Rs	2,888,696

Issue of common stock (net of expenses)								159,380
Compensation related to stock option grants				(19,299)				—
Amortization of compensation related to stock option grants (net of forfeiture reversals)				19,125				15,887
Comprehensive income
Net loss						(291,948)		(291,948)
Other comprehensive income
Unrealized loss on investments, net		2,129						2,129
Foreign exchange translation adjustment		1,261						1,261

Comprehensive income

Balance as of September 30, 2003		—	Rs	(25,013)	Rs	(12,029,717)	Rs	2,775,405

Balance as of September 30, 2003 (in US$)		—		$(546)		$(262,772)		$60,626

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

1.	Description of business

Sify Limited (“Sify”) together with its subsidiaries (collectively referred to as the “Company”) and its affiliates is engaged in providing various services, such as corporate network and data services, Internet access services, online portal and content offerings.

2.	Summary of significant accounting policies

a. Basis of preparation of financial statements

The accompanying condensed consolidated financial statements of the Company have been prepared in Indian Rupees (Rs.). Solely for the convenience of the reader, the financial statements as of and for the quarter ended September 30, 2003 have been translated into United States Dollars at the noon buying rate in New York City on September 30, 2003, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 45.78. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or at any other certain rate on September 30, 2003 or at any other date.

b. Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2003.

3.	Cash and cash equivalents

Cash and cash equivalents as on September 30, 2003 amounted to Rs. 1,085,523 (Rs. 897,596 as on March 31, 2003). This excludes restricted cash included in current assets of Rs. 148,306 (Rs. 74,612 as on March 31, 2003) and restricted cash included in non- current assets of Rs. 100,029 (Rs. 100,010 as on March 31, 2003). The restricted cash balances in current assets represent deposits earmarked against financial guarantees and letters of credit procured in the course of business, including guarantees given to The Telegraph Authority of Rs. 20,000, Videsh Sanchar Nigam Limited of Rs. 64,700 and letter of credit for Axxcelera Broadband Wireless Inc. of Rs. 34,655.

4.	Assets sold

In July 2003, the Company sold its stake in Dr Reddy’s Bio-Sciences Limited (formerly “Satyam Institute of E-Business Limited”) for a consideration of Rs. 277,462. The Company received Rs. 250,000 during the quarter and the balance amount has been withheld by the buyer in connection with a dispute regarding the land held by the former subsidiary. After deferring Rs. 18,000, the Company recognized a gain of Rs. 75,563 on the sale of its investment.

5.	Goodwill and intangibles

At September 30, 2003, the Company’s goodwill and other intangible assets amounted to Rs. 14,595 and Rs. 105,890 respectively.

Acquired and amortized intangible assets

		As at September 30, 2003
	Weighted	Gross		Accumulated
	average life	carrying amount		amortization
Technical know how fees	4.89	Rs.	90,314	Rs.	44,270
Portals and web content	5.00		100,361		56,265
Employment contracts	2.00		37,500		37,500
Customer contracts and others	3.00		27,001		11,251
Total		Rs.	255,176	Rs.	149,286

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

The aggregate amortization expense for the half-year ended September 30, 2003 was Rs. 48,828.

The Company reassessed the useful life of the employment contracts as at July 1, 2003 resulting in an amortization of Rs. 22,551 during the quarter.

Estimated amortization expense

For the year ended
March 31,
2004	Rs.	72,775
2005		46,107
2006		29,657
2007		6,158
2008		21

As required by SFAS 142, Accounting for Goodwill and Other Intangible Assets, the Company ceased amortizing the goodwill carried in the books and tests the goodwill for impairment annually.

6.	Employee Stock Options

The Company adopted pro forma disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB statement No. 123, Accounting for Stock Based Compensation, to stock based employee compensation.

	Quarter ended September 30,				Six months ended September 30,
	2002		2003		2002		2003
Net loss - as reported	Rs.	435,142	Rs.	84,795	Rs.	860,757	Rs.	291,948
Less: Stock based compensation expense included in reported net loss		10,177		7,052		16,750		15,887
Add: Stock based compensation expense determined under fair value method		49,081		16,466		40,955		24,650

Pro forma net loss	Rs.	474,046	Rs.	94,209	Rs.	884,962	Rs.	300,711

Loss per share:
Basic and diluted - as reported	Rs.	18.75	Rs.	2.44	Rs.	37.10	Rs.	8.55
Basic and diluted - pro forma	Rs.	20.43	Rs.	2.71	Rs.	38.14	Rs.	8.80

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended September 30,		Six months ended September 30,
	2002	2003	2002	2003
Assumed volatility	114%	103.4%	114%	103.4%
Risk-free interest rate	7.50%	5.25%	7.50%	5.25%
Option tenor	12-36 months	12-36 months	12-36 months	12-36 months

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

7.	Deferred revenue:

Deferred revenue includes the following amounts of unearned income, which were invoiced as at the end of the period:

•	for the Company’s corporate network data services division, revenue relating to the connectivity hosting charges;

•	for the Company’s Internet access services and online portal services divisions, revenue relating to the Internet access charges and the advertisement charges, respectively; and

•	for the Company’s other service division, revenue relating to development of e-learning software and from the provision of digital certificates.

The components of deferred revenue for these segments are:

	As at
	Mar 31, 2003		Sept 30, 2003

Corporate network data services	Rs.	107,598	Rs.	159,610
Internet access services		168,359		170,668
Online portal services		927		691
Other services		12,413		5,502

	Rs.	289,297	Rs.	336,471

8.	Common Stock

In October 2002, the Company entered into a share subscription agreement with VentureTech Solutions Private Limited (“VentureTech”). Pursuant to this agreement, in April 2003, VentureTech purchased 1,017,442 equity shares. In July 2003, Venture Tech’s affiliate purchased 1,017,441 ADSs to complete Venture Tech’s subscription obligation under the agreement. On completion of the issue of ADS, Sify’s outstanding equity share increased from 33.8 million to 34.9 million.

During the quarter, the Company sponsored an ADS offering pursuant to which a total of 4,600,200 equity shares were offered and privately placed for ADS issue. The selling shareholders who participated in this program were South Asia Regional Fund for 3,600,000 shares, Satyam Computer Services Limited for 1,000,000 shares and one other shareholder for 200 shares. The ADSs were purchased by SASISP Holdings Limited for 3,600,000 ADS and VentureTech Assets Limited for 1,000,200 shares. Consequent to this, as of September 30, 2003 we believe that the shareholding of Satyam Computer Services Limited has come down from 35% to 32% and the shareholding of VentureTech along with its affiliates has increased from 13% to 16%.

9.	Advertising costs

Advertising costs incurred during the quarter have been expensed. The total amount of advertising costs expensed during the quarter ended September 30, 2003 and 2002 was Rs. 18,072 and Rs. 9,309, respectively.

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

10.	Products and services

Breakup of revenues and cost of revenues against products and services are as follows:

	Quarter ended				Six months ended
	September 30,				September 30,
	2002		2003		2002		2003
Revenue
Products	Rs.	57,547	Rs.	47,606	Rs.	115,956	Rs.	81,430
Services		406,485		616,149		752,596		1,183,350

	Rs.	464,032	Rs.	663,755	Rs.	868,552	Rs.	1,264,780

Cost of revenues
Products	Rs.	52,659	Rs.	40,991	Rs.	107,458	Rs.	73,000
Services		272,529		295,921		524,389		584,755

	Rs.	325,188	Rs.	336,912	Rs.	631,847	Rs.	657,755

11.	Segment reporting

   SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com,” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has a subsidiary, which deals with digital signatures and Internet security.

The primary operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Internet access services to homes and through cybercafés;

•	Online portals services and content offerings; and

•	Other services, such as development of e-learning software.

The chief operating decision maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. The measure of loss reviewed by the CODM during fiscal 2002 and 2001 was “Earnings/loss before interest, taxes, depreciation and amortization.” Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below.

Bandwidth costs for Sify are of three kinds: last mile, inter-city and international. Last mile is directly identifiable to the segment. Inter-city bandwidth is allocated based on the number of subscribers and iway cafes at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). International bandwidth is allocated amongst user population based on ports used and estimates of bandwidth per port for retail consumers and bandwidth sold and peak bandwidth used for corporate consumers. The Company believes that the resulting allocations are reasonable.

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

Certain expenses, such as depreciation and overheads incurred by the support functions including finance, human resources, administration, technology and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “corporate expenses” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarter ended September 30, 2003 and 2002 and six months ended September 30, 2003 and 2002 is presented below:

	Quarter ended September 30, 2003

	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	322,619	Rs.	254,153	Rs.	20,094	Rs.	66,889	Rs.	663,755
Operating expenses		(197,826)		(292,693)		(26,523)		(20,206)		(537,248)
Equity in losses of affiliates						(2,230)				(2,230)
Minority interest						532				532

Segment operating income / (loss)	Rs.	124,793	Rs.	(38,540)	Rs.	(8,127)	Rs.	46,683	Rs.	124,809
Corporate expenses										(144,212)
Foreign exchange gain / (loss)										(8,529)
Other income / (expense), net										89,774
Depreciation and amortization										(160,131)
Interest income, net										13,565
Income taxes										(71)

Net loss									Rs.	(84,795)

	Quarter ended September 30, 2002

	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	242,676	Rs.	150,760	Rs.	44,159	Rs.	26,437	Rs.	464,032
Operating expenses		(193,129)		(223,744)		(52,219)		(10,287)		(479,379)
Equity in losses of affiliates						(14,321)				(14,321)
Minority interest				10,557						10,557

Segment operating income / (loss)	Rs.	49,547	Rs.	(64,427)	Rs.	(22,381)	Rs.	16,150	Rs.	(19,111)
Corporate expenses										(157,060)
Foreign exchange gain / (loss)										(1,014)
Other income / (expense), net										1,983
Depreciation and amortization										(268,767)
Interest income, net										7,786
Income taxes										1,041

Net loss									Rs.	(435,142)

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

	Six months ended September 30, 2003

	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	605,221	Rs.	487,407	Rs.	45,853	Rs.	126,299	Rs.	1,264,780
Operating expenses		(397,542)		(563,279)		(525,456)		(43,590)		(1,059,867)
Equity in losses of affiliates						(15,744)				(15,744)
Minority interest						70				70

Segment operating income / (loss)	Rs.	207,679	Rs.	(75,872)	Rs.	(25,277)	Rs.	82,709	Rs.	189,239
Corporate expenses										(270,582)
Foreign exchange gain / (loss)										(22,628)
Other income / (expense), net										96,104
Depreciation and amortization										(304,016)
Interest income, net										20,007
Income taxes										(72)

Net loss									Rs.	(291,948)

	Six months ended September 30, 2002

	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	453,875	Rs.	287,663	Rs.	81,992	Rs.	45,022	Rs.	868,552
Operating expenses		(382,390)		(457,207)		(111,377)		(18,110)		(969,084)
Equity in losses of affiliates						(30,590)				(30,590)
Minority interest				12,290						12,290

Segment operating income / (loss)	Rs.	71,485	Rs.	(157,254)	Rs.	(59,975)	Rs.	26,912	Rs.	(118,832)
Corporate expenses										(276,492)
Foreign exchange gain / (loss)										10,829
Other income / (expense), net										1,139
Depreciation and\ amortization										(497,424)
Interest income, net										14,846
Income taxes										5,177

Net loss									Rs.	(860,757)

12.	Legal proceedings

Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

SIFY LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and over 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. It is possible that the parties may not reach agreement on the final settlement documents or that the Federal District Court may not approve the settlement in whole or part.

The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels that Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify is currently paying for bandwidth from VSNL at the higher rates.

Sify is party to additional legal actions arising in the ordinary course of business. Based on the available information Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

13.	Reclassifications

Certain prior-periods’ amounts have been reclassified to conform to the current period’s presentation.

Item 2. Operating and Financial Review and Prospects.

          The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Risks Related to Our Business.”

Overview

          Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.

          From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

          In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

          On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

          Initial Public Offering and Subsequent Financing Transactions

          In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs (representing 4,801,250 equity shares) at a price of $18.0 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In February 2000, we completed a secondary offering and issued 467,175 ADSs (representing 467,175 equity shares) at a price of $320.0 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

          In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech for consideration of $3.5 million. This transaction was approved by our stockholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to VentureTech. In connection with this transaction, Mr. Ramalinga Raju resigned as the Chairman of our Board of Directors. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech pursuant to our subscription agreement with VentureTech. In July 2003, we sold a further 1,017,441 ADSs to an affiliate of VentureTech pursuant to our subscription agreement with VentureTech.

          In connection with this financing, the parties entered into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement has also granted the investors consent rights with respect to specified corporate transactions.

          Investment Strategy

          In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.

          IndiaWorld Communications

          In June 2000, we acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, through the payment of Rs. 3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition. During the quarter ended September 30, 2003, the assets of India World Communications were integrated into the company.

          CricInfo Limited

          In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 551,180 ADSs (representing 551,180 equity shares). In 2001 and 2002, we purchased GBP 1.6 million of unsecured convertible notes from, and loaned an additional GBP 100,000 to CricInfo Limited.

          In February 2003, CricInfo transferred its net assets (other than the loan payable to Sify) to a newly formed company incorporated in the United Kingdom, Wisden Cricinfo Limited. In consideration of its contribution of assets, CricInfo Limited received a 33% equity stake in Wisden Cricinfo Limited and GBP 1.8 million. CricInfo Limited repaid our loan, including accrued interest of Rs. 107.0 million, and transferred its 33% stake in Wisden Cricinfo Limited to Sify for a consideration of Rs. 22.6 million (GBP 0.3 million). Contemporaneously, we advanced Rs. 23.0 million (GBP 0.3 million) to Wisden Cricinfo Limited.

          Indiaplaza.com

          In July 2000, we entered into an agreement to acquire the outstanding capital stock of Indiaplaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 113,798 ADSs (representing 113,798 equity shares) to the former equity holders of IndiaPlaza.com. In June 2003, we completed the sale of substantially all of the assets of Indiaplaza.com to a third party. IndiaPlaza Inc has changed its name to Sify International Inc. with effect from July 2, 2003.

          Kheladi.com

          In July 2001, we completed our acquisition of Kheladi.com through the issuance of 19,073 equity shares. Kheladi.com is a sports portal promoted by Geet Sethi, the six time World Champion in Billiards and a well-known sports personality in India. The terms of the agreement include contingent payments upon the achievement of specified profitability and revenue targets. These contingencies were not met and no payments have been made. The portal Khel.com is part of the suite of Sify’s websites operated and managed by our portal services division.

          Software Services Business

          In October 2001, we announced our proposal to divest our software services business, which principally involved business to business e-commerce and website development services, including our strategic relationships with Open Market and Sterling Commerce, to our former parent company, Satyam Computer Services. Our software services business represented approximately 18% of our revenues for fiscal 2002. This transaction was approved by our stockholders at our Extraordinary General Meeting held on February 28, 2002. In February 2002, we completed the divestment for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit us to concentrate on our core business.

          WIPRO Limited Customers

          In July 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment based on the historical revenues generated by these customers.

Revenues

          For reporting purposes, we classify our revenues into four divisions:

•	Corporate network/data services;

•	Internet access services;

•	Online portal and content offerings; and

•	Other services.

          In our financial statements, we provide supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments. Please see Note 11 to our financial statements above.

          Corporate network/data services

          Corporate network/data services revenues primarily include connectivity services and, to a lesser extent, revenues from the sale of hardware and software purchased from third party vendors, installation of the link and other ancillary services, such as e-mail, fax and domain registration services. Generally, these elements are sold as a package consisting of all or some of the elements.

          The revenue attributable to connectivity services is recognized ratably over the period of the contract. The revenue attributable to hardware/software is recognized on delivery. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services, such as email facilities, fax facility and domain registration, are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

          Web hosting service revenues primarily include co-location services and connectivity services. On occasion, we also sell related hardware/software to our web-hosting customers. Revenue from these sales is recognized on delivery. Revenue from hosting services is recognized over the period during which the service is provided.

          Internet access services

          Internet access services include Internet access at homes and businesses through dial-up or cable operator and Internet access through a network of cybercafés.

          Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase “user accounts or top-ups” that enable them to access the Internet for a specified quantum of usage or for a specified period of time all within a contracted period. The amounts received from customers on the sale of these “user accounts or top-ups” are not refundable. We recognize revenue from sale of “user accounts or top ups” based on usage (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time) by the customer. Any unused hours at the end of the contracted period is also recognized as revenue.

          Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer within a contracted period. We recognize revenue on actual usage by customer. Any unused hours at the end of the contracted period is also recognized as revenue.

          Public Internet access is provided to customers through a chain of 1,234 cybercafés as of September 30, 2003. Of these, 1,202 are franchisee-owned and 32 are Sify-owned.

          In the case of franchised cable network operators and franchised cybercafé operators, we enter into a standard arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by us in:

•	conducting a market survey and deciding on the best location for the cybercafé or cable head end;

•	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and “connecting” it to one of Sify’s broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;

•	assisting in obtaining facilities, including computers and interiors for the cybercafés; and

•	providing the operations manual with instructions and guidelines for running the cybercafé or distributing internet access through cable network.

          The initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue. Revenues from franchisee fees from cybercafé operators were Rs. 30.1 million for the six months ended September 30, 2003, compared to Rs. 0.7 million for the six months ended September 30, 2002. Revenues from franchise fees from cable network operators were Rs. 11.9 million for the six months ended September 30, 2003, compared to Rs. Nil for the six months ended September 30, 2002. Internet access revenue is recognized based on usage by the customer.

          We grant each franchisee a non-exclusive license to operate the cybercafés using our logo, brand and trade names. We enter into an agreement with the franchisee establishing the rights and obligations of each party. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, point of sale signage and employs/trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete backend support, including bandwidth, the authentication/usage engine and the billing/collection system.

          Online portal services and content offerings

          Online portal services and content offerings revenues include advertising revenues from the various channels of our internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads.

          Other services

          Other services include revenue from our subsidiary, Sify e-learning Limited. We provide e-learning software development services to facilitate web-based learning in various organizations. Revenue from such projects is recognized on the fixed man-month rates or the proportionate performance method, based on the terms of the contracts.

Gross profit

          The company previously published gross profit numbers with a caveat that these numbers were before any depreciation or amortization that is direct and attributable to revenue sources. The company’s asset base deployed in the business is not easily split to a component that is directly attributable to a business and a component that is common/indirect to all the businesses. Since a gross profit number with such a caveat does not necessarily meet the objective of such a disclosure, the company has discontinued publishing gross profit numbers and discloses all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating margin.

Expenses

          Corporate network/data services

          Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security products sold and the cost of providing network operations. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

          Internet access services

          Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunication costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and is required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Although the trend towards lower bandwidth costs in India has slowed, the market for bandwidth in India remains volatile and future pricing trends are not susceptible to quantification.

          Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base and across multiple business segments.

          Online portal services and content offerings

          Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites.

General

          Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs and travel costs, and occupancy and overhead costs.

          We have an Associate Stock Option Plan, which we refer to as our Employee Stock Option Plan or ASOP. A total of approximately 1.8 million equity shares are reserved for issuance under our ASOP. As of September 30, 2003, we had outstanding an aggregate of 1,250,690 options (net of 737,930 options forfeited or expired by employees and 26,200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs. 180.1 per equity share. The unamortized deferred compensation related to these grants amounted to Rs. 25.0 million as of September 30, 2003.

          We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we used to amortize the goodwill recognized in acquisition transactions on a straight-line basis over five years. In accordance with our accounting policy, during fiscal 2002, our management assessed the goodwill that we were carrying on our books in connection with the significant acquisitions and investments made by us in Internet content and commerce companies in 1999 and 2000, including IndiaWorld Communications and Indiaplaza.com. Based on that evaluation, which was measured at the enterprise level, we concluded that these intangible assets were impaired. Accordingly, during the fiscal 2002, we recorded a non-cash charge of Rs. 4,112.7 million to write-off all of the goodwill related to these acquisitions. Impairment of Rs. 15.0 million was recognized in fiscal 2002 in respect of other investments. In addition, during fiscal 2002, we recorded a non-cash charge of Rs. 1,089.9 million to reflect an impairment of investment in affiliate related to our investment in CricInfo Limited. Subsequent to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, we no longer amortize goodwill or indefinite-lived intangible assets.

          We assess for impairment of long-lived assets under SFAS No. 144, Impairment and disposal of long-lived assets. The carrying values of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized. During fiscal 2003, we recorded an impairment charge of Rs. 247 million ($5.2 million).

          In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as Wisden Cricinfo Limited and Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting.

          Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

          For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately Rs. 172.1 million, Rs. 596.9 million, Rs. 1,133.4 million, Rs. 775.7 million, Rs. 238.3 million, respectively. For the six months ended September 30, 2003 we generated a cash surplus from continuing operations of Rs. 20.9 million ($ 0.5 million). For fiscal 1999 through 2003 and the six months ended September 30, 2003, we incurred net losses of approximately Rs. 187.4 million, Rs. 381.9 million, Rs. 2,509.0 million, Rs. 7,202.5 million, Rs. 1,329.4 million and Rs. 291.9 million ($6.4 million), respectively. As of September 30, 2003, we had an accumulated deficit of approximately Rs. 12,029.7 million ($262.8 million).

Certain prior-period amounts have been reclassified to conform to the current period presentation.

Results of Operations

Quarter ended September 30, 2003 compared to quarter ended September 30, 2002

Revenues. We recognized Rs. 663.8 million ($14.5 million) in revenues for the quarter ended September 30, 2003, as compared to Rs. 464.0 million for the quarter ended September 30, 2002, representing an increase of Rs. 199.8 million, or 43%. This increase was attributable to a significant increase in the consumer Internet access services business, which increased by Rs. 103.4 million, or 68.6%, over the same period in the prior year. The increase in consumer Internet access revenues was as a result of an increase in the revenues from the public Internet access business, increased revenues from voice-over-IP services and broadband subscribers from homes (direct and through the cable operators). The franchise fees recognized was also higher at Rs. 25.3 million for the quarter compared with Rs. 0.4 million for the quarter ended September 30,2002. We expect the market for consumer Internet access to remain extremely price competitive. Revenues from the corporate services business increased by Rs. 79.9 million, or 32.9%, over the same period in the prior year. The corporate network/data services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. Our online portal and content offerings division accounted for Rs. 20.1 million of revenues for the quarter ended September 30, 2003, as compared to Rs. 44.2 million for the quarter ended September 30, 2002, representing a decrease of Rs. 24.1 million, or 54.5%. Of this decrease, Rs. 21.0 million pertains to revenues from India Plaza resulting from the sale of substantially all of the assets of Indiaplaza to a third party. Our other business and subsidiaries contributed to an increase in revenues of Rs. 40.5 million, or 153.1%, primarily from the e-learning business which derives its revenues from the design and development of e-learning content primarily for Element K, a company based in the US that provides tutorials over the web. Revenues from Element K accounted for 8.5% of our revenues during the quarter ended September 30, 2003, compared with 5.0% of our revenues for the quarter ended September 30, 2002. The renewal of our contract with Element K is under discussion and continued revenues from this business will depend on the terms of this renewal agreement, if any.

          Cost of Revenues. Cost of revenues was Rs. 336.9 million ($7.4 million) for the quarter ended September 30, 2003, compared to Rs. 325.2 million for the quarter ended September 30, 2002, representing an increase of Rs. 11.7 million, or 3.6%. This increase was due to a Rs. 25.2 million increase in cost of goods sold and an increase of Rs. 14.1 million in personnel expenses mainly for our e-learning business, offset by a Rs. 21.1 million decrease in leased line expenses and a Rs. 6.5 million decrease in other expenses.

          Selling, general and administrative expenses. Selling, general and administrative expenses were Rs. 328.3 million ($7.2 million) for the quarter ended September 30, 2003, compared to Rs. 269.7 million for the quarter ended September 30, 2002, representing an increase of Rs. 58.6 million, or 21.7%. This increase was due to an increase of Rs. 28.8 million in personnel expenses and an increase of Rs. 33.1 million in marketing and promotion expenses, partially offset by a decrease of Rs. 3.3 million in administrative and other expenses. The increase in personnel expenses resulted from an increase in manpower in the Internet access services division relating to growth in the cybercafés and broadband businesses. The marketing spend increase has been in the cybercafé and broadband businesses.

          Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs. 16.3 million ($0.4 million) for the quarter ended September 30, 2003, compared to Rs. 41.5 million for the quarter ended September 30, 2002, representing a decrease of Rs. 25.2 million, or 60.8%.

          Depreciation and Impairment. Depreciation for the quarter ended September 30, 2003 was Rs. 118.3 million ($2.6 million), compared to Rs. 231.9 million for the quarter ended September 30, 2002, representing a decrease of Rs. 113.6 million, or 49%. The decrease is primarily on account of a one-time impairment charge of Rs. 116.9 million from the write-off of assets under development of Rs. 87.5 million and write-off of computer software costs of Rs. 29.4 million.

          Amortization of intangible asset. Amortization of intangible asset for the quarter ended September 30, 2003 was Rs. 34.8 million ($0.8 million), compared to Rs. 26.7 million for the quarter ended September 30, 2002, representing an increase of Rs. 8.1 million, or 30.5%. The increase is mainly due to reassessment of the useful life of the employment contracts resulting in an accelerated amortization of Rs. 22.6 million ($0.5 million) offset by a decrease because certain intangible assets have been fully written off in March 2003.

          Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs. 7.1 million ($0.2 million) for the quarter ended September 30, 2003, compared to Rs. 10.2 million for the quarter ended September 30, 2002, representing a decrease of Rs. 3.1 million, or 30.8%

          Foreign exchange (gain)/loss. Foreign exchange loss for the quarter ended September 30, 2003 was Rs. 8.5 million ($0.2 million), compared to a foreign exchange loss of Rs. 1.0 million for the quarter ended September 30, 2002, representing an increase of Rs. 7.5 million. This increase is a result of the depreciation of the U.S. Dollar to the Indian Rupee that has impacted the value of our U.S. Dollar denominated deposits. Since the deposits have not been hedged, any further decline of the US Dollar to the Indian Rupee could result in further foreign exchange losses.

          Other income (net). Other income was Rs. 103.3 million ($2.3 million) for the quarter ended September 30, 2003, compared to Rs. 9.7 million for the quarter ended September 30, 2002, representing an increase of Rs. 93.6 million. The increase in other income is a result of the profit on the sale of our investment in Dr Reddy’s Bio-Sciences Limited (formerly Satyam Institute of E Business Limited) of Rs. 75.6 million.

          Equity in loss of affiliates. Equity in loss of affiliates was Rs. 2.2 million ($0.1 million) for the quarter ended September 30, 2003, compared to Rs. 14.32 million for the quarter ended September 30, 2002, representing a decrease of Rs. 12.1 million, or 84.4%.

          Net Loss. Our net loss was Rs. 84.8 million ($1.9 million) for the quarter ended September 30, 2003, compared to a net loss of Rs. 435.1 million for the quarter ended September 30, 2002.

Six months ended September 30, 2003 compared to six months ended September 30, 2002

Revenues. We recognized Rs. 1,264.8 million ($27.6 million) in revenues for the six months ended September 30, 2003, as compared to Rs. 868.6 million for the six months ended September 30, 2002, representing an increase of Rs. 396.2 million, or 45.6%. The increase in consumer Internet access revenues was Rs. 199.7 million, or 69.4%, over the same period of the previous year. The increase in consumer Internet access revenues was as a result of an increase in the revenues from the public Internet access business number, increased revenues from voice-over-IP services and broadband subscribers from homes (direct and through the cable operators). The franchise fees recognized was also higher at Rs. 42.1 million for the half year, compared with Rs. 0.7 million for the half year ended September 30, 2002. The revenues generated by our corporate network/data services businesses increased by Rs. 147.5 million, or 32.5%, over the same period in the prior year. The corporate network/data services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. Our online portal and content offerings division accounted for Rs. 45.9 million of revenues for the six months ended September 30, 2003, as compared to Rs. 82.0 million for the six months ended September 30, 2002, representing a decrease of Rs. 36.1 million, or 44.1%. Of this decrease, Rs. 37.2 million pertains to revenues from India Plaza resulting from the sale of substantially all of the assets of Indiaplaza to a third party. Our other business and subsidiaries contributed to an increase of Rs. 85.1 million, or 189.1%. The main increase is from the e-learning business, which derives its revenues from the design and development of e-learning content primarily for Element K, a company based in the US that provides tutorials over the web. Revenues from Element K accounted for 8.2% of our revenues during the half year ended September 30, 2003 compared with 4.5% of our revenues for the half year ended September 30, 2002. The renewal of our contract with Element K is under discussion and continued revenues from this business will depend on the terms of this renewal agreement, if any.

          Cost of Revenues. Cost of revenues were Rs. 657.8 million ($14.4 million), for the six months ended September 30, 2003, compared to Rs. 631.8 million for the six months ended September 30, 2002, representing an increase of Rs. 26.0 million, or 4.1%. This increase was due to a Rs. 25.7 million increase in cost of goods sold and an increase of Rs. 26.3 million in personnel expenses mainly for the e-learning business, offset by a decrease of Rs. 13.1 million in lease line expenses and a Rs. 12.9 million decrease in other expenses.

          Selling, general and administrative expenses. Selling, general and administrative expenses were Rs. 618.3 million ($13.5 million) for the six months ended September 30, 2003, compared to Rs. 529.0 million for the six months ended September 30, 2002, representing an increase of Rs. 89.3, million or 16.9%. This increase was due to an increase of Rs. 22.5 million in personnel expenses, an increase of Rs. 45.3 million in marketing and promotion expenses and an increase of Rs. 21.5 million in administration and other expenses.

          Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs. 54.4 million ($1.2 million) for the six months ended September 30, 2003, compared to Rs. 84.8 million for the six months ended September 30, 2002, representing a decrease of Rs. 30.4 million, or 35.9%.

          Depreciation. Depreciation for the six months ended September 30, 2003 was Rs. 239.3 million ($ 5.2 million), compared to Rs. 352.4 million for the six months ended September 30, 2002, representing a decrease of Rs. 113.1 million, or 32.1%. The decrease is primarily on account of a one time accelerated depreciation of Rs. 116.9 million (including the write-off of assets under development of Rs. 87.5 million and write-off of computer software costs of Rs. 29.4 million).

          Amortization of intangible asset. Amortization of intangible asset was Rs. 48.8 million ($ 1.1 million) for the six months ended September 30, 2003, compared to Rs. 128.3 million for the six months ended September 30, 2002 representing a decrease of Rs. 79.5 million, or 62.0%. The decrease is mainly because certain intangible assets were fully written off in March 2003, partially offset by increase due to reassessment of the useful life of the employment contracts resulting in an accelerated amortization of Rs. 22.6 million ($0.5 million).

          Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses were Rs. 15.9 million ($0.3 million) for the six months ended September 30, 2003, compared to Rs. 16.8 million for the six months ended September 30, 2002, representing a decrease of Rs. 0.9 million, or 5.3%.

          Equity in loss of affiliates. Equity in loss of affiliates was Rs. 15.7 million ($0.3 million) for the six months ended September 30, 2003, compared to Rs. 30.6 million for the six months ended September 30, 2002, representing a decrease of Rs. 14.9 million, or 48.7%.

          Foreign exchange (gain)/loss. Foreign exchange loss for the six months ended September 30, 2003 was Rs. 22.63 million ($0.5 million), compared to a foreign exchange gain of Rs. 10.8 million for the six months ended September 30, 2002, representing an increase of Rs. 33.5 million. This is a result of the depreciation of the U.S. Dollar to the Indian Rupee that has impacted the value of our U.S. Dollar denominated deposits. Since the deposits have not been hedged, any further decline of the US Dollar to the Indian Rupee could result in further foreign exchange losses.

          Other income (net). Other income was Rs. 116.1 million ($2.5 million) for the six months ended September 30, 2003, compared to Rs. 16.0 million for the six months ended September 30, 2002, representing an increase of Rs. 100.1 million, or 626.1%. The increase in other income is a result of the profit on the sale of investment in Dr Reddy’s Bio-Sciences Limited (formerly Satyam Institute of E Business Limited) of Rs. 75.6 million and profit on the sale of substantially all of the Indiaplaza assets of Rs. 3.7 million.

          Net Loss. Our net loss was Rs. 292 million ($6.3 million) for the six months ended September 30, 2003, compared to a net loss of Rs. 860.8 million for the six months ended September 30, 2002.

Liquidity and Capital Resources

          During fiscal 1998, 1999 and 2000, we received Rs. 38.5 million, Rs. 307.5 million and Rs. 10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal 2001 or fiscal 2002. During fiscal 2003 and the six months ended September 30, 2003, we received Rs. 760.5 million and Rs. 159.4 million, respectively, in net cash proceeds from the sale of equity securities.

          In February 2002, we divested our software services business to Satyam Computer Services for the Indian Rupee equivalent of $6.9 million. The objective of the divestment was to permit our company to concentrate on our core business. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002. The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as at						For the six months ended
	March 31,						September 30,

	2001		2002		2003		2003		2003

					(in thousands)
Net loss from continuing operations	Rs.	(2,681,611)	Rs.	(7,158,265)	Rs.	(1,329,388)	Rs.	(291,948)	$(6,377)
Net decrease/ (increase) in working capital		(167,297)		27,232		52,320		(9,332)	(206)
Other adjustments for non-cash items		1,715,473		6,355,353		1,038,795		322,152	7,039
Net cash provided by/(used in) operating activities
- continuing operations		(1,133,435)		(775,680)		(238,273)		20,872	456
- discontinued operations		(174,927)		237,531		—		—	—
Net cash provided by/(used in) investing activities
- continuing operations		(4,318,732)		(481,136)		(273,674)		33,898	740
- discontinued operations		(26,804)		(71,279)		—		—	—
Proceeds from sale of discontinued operations		—		349,165		—		—	—
Net cash provided by/(used in) financing activities		(216,465)		(9,097)		758,777		155,467	3,396
Effect of exchange rate changes on cash		—		(5,598)		(7,345)		(22,310)	(487)
Net increase/(decrease) in cash and cash equivalents		(5,870,363)		(756,094)		239,485		187,927	4,105

          Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce services, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. We have also expended significant funds in our acquisition and investment program, including the IndiaWorld Communications transaction.

          A significant part of our development of 55 points of presence in India and our related network and infrastructure was completed during fiscal 2001. During fiscal 2001, we invested approximately Rs. 500.0 million in moving to new owned office space in Chennai and Mumbai. During fiscal 2001, we also invested approximately Rs. 173.0 million in land located in Hyderabad for one of our subsidiaries. We subsequently decided not to pursue this business opportunity and in July 2003 sold our investment for approximately Rs. 277.4 million. In the light of reduced capital expenditure for our business, we incurred Rs. 304.7 million for capital expenditure for the fiscal year ending March 31, 2003.

          Although we have 55 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services grow. There are many ISP’s and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery. We are also likely to add an owned access capability in the United States.

          During fiscal 2003, our highest operational priority was to reduce cash burn incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burn. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The receivables also came down because of increased provision/ write offs of debts. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL, and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last nine quarters. We believe that the reductions achieved on account of the above are permanent reductions.

          We intend to continue to focus on the reduction of our cash burn in fiscal 2004. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs. 1,085.5 million ($23.7 million) as of September 30, 2003, excluding restricted cash included in current assets of Rs. 148.3 million ($3.2 million) and restricted cash included in non-current assets of Rs. 100.0 million ($2.2 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

          Cash balances held in foreign currency were Rs. 1,344.3, Rs. 252.8, Rs. 551.0 and Rs. 583.6 million as of March 31, 2001, 2002 and 2003 and September 30, 2003, respectively. Cash balances held in Indian currency were Rs. 100.0, Rs. 557.7, Rs. 521.2 and Rs. 750.2 million as of March 31, 2001, 2002 and 2003 and September 30, 2003, respectively. These amounts include cash and cash equivalents and restricted cash.

          Cash provided by operating activities for the six months ended September 30, 2003 was Rs. 20.9 million ($0.5 million), representing cash provided by continuing operations of Rs. 30.2 million ($0.7 million) offset by an increase in working capital of Rs. 9.3 million ($0.2 million) due to increases in accounts receivable of Rs. 101.6 million, prepaid expenses of Rs. 28.8 million, amount due from related parties of Rs. 14.8 million, other assets of Rs. 12.8 million, and an amount due from officers and employees of Rs. 0.1 million, offset by increases in trade accounts payable of Rs. 62.4 million, deferred revenue of Rs. 47.2 million, advances from customers of Rs. 22.2 million, decrease in inventories of Rs. 16.6 million, and increase in other liabilities of Rs. 0.5 million.

          Cash provided by investing activities for the six months ended September 30, 2003 was Rs. 33.9 million ($0.7 million) and principally consisted of proceeds from sale of property, plant and equipment of Rs. 253.1 million ($ 5.5 million), proceeds from sale of investments in securities and other asset of Rs. 7.4 million ($0.6 million), offset by purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs. 148.0 million ($3.2 million), increase in cash restricted of Rs. 73.7 million ($ 1.6 million), purchase of intangible asset of Rs. 2.3 million ($ 0.05 million) and investment in affiliates of Rs. 2.4 million ($ 0.05 million).

          Cash provided by financing activities for the six months ended September 30, 2003 was Rs. 155.5 million ($3.4 million) and consisted of proceeds from issuance of common stock of Rs. 159.4 million ($3.5 million) and principal payment under capital lease obligations of Rs. 3.9 million ($ 0.1 million)

          In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

          Income Tax Matters

          As of March 31, 2003, the end of our most recently completed fiscal year, we had a net tax loss carry forward of approximately Rs. 4,470 million ($96.3 million). Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

          The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For the fiscal ended 2003, the rate of corporate income tax was 35% with a surcharge of 5% thereon, resulting in an effective tax rate of 36.8%. For fiscal 2004, while the basic rate will remain at 35% and the surcharge has been reduced to 2.5%, thereby resulting in an effective tax rate of 35.9%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that the Government of India will not levy additional surcharges. Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation was subject to dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by stockholders nor is it a withholding requirement but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer taxed on declared dividends. The Finance Act 2003 stipulates that after April 1, 2003 dividend income will be exempt from tax for shareholders and Indian companies will be liable to pay dividend distribution tax at the rate of 12.5%, plus a surcharge of 2.5% at the time of the distribution.

Commitments

          As of September 30, 2003, we had spent approximately Rs. 1,686.8 million to develop and deploy our network infrastructure. As of September 30, 2003, our future contractual obligations and commercial commitments were as follows:

	Payments due by period
	Rs. million
Contractual
Obligations	Total	Less than 1 year	1-3 years
Capital lease obligations	11.1	5.3	5.8
Total contractual obligations	11.1	5.3	5.8

	Amount of commitment expiration
	per period
	Rs. million

	Total amounts
Other commercial commitments	committed	Less than 1 year	1-3 years
Standby letters of credit	62.1	62.1	—
Guarantees	186.1	86.1	100.0
Other commercial commitments	70.1	70.1	—
Total commercial commitments	318.3	218.3	100.0

Effects of Inflation

          Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2003 were 7.2%, 13.2%, 5.0%, 4.3%, 3.7%, 3.6% and 3.3%, respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the TRAI may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

Foreign Exchange Gain /(Loss)

          Our foreign exchange gain/(loss) was Rs. 0.6 million, Rs. 5.4 million, Rs. 162.0 million, Rs. 44.5 million, Rs. 0.01 million and Rs. (22.6) million ($(0.5) million) for fiscal 1999, 2000, 2001, 2002 and 2003 and for the six months ended September 30, 2003, respectively.

Risks Related to Our Business

          Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Sify Limited

Because we commenced operation of our private data network business in April 1998 and launched our Internet portal website in November 1998, it is difficult to evaluate our company based on our historical results of operations.

        We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business and during this period our business has not been profitable. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

          Not only is our operating history short, but also we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the year ended March 31, 2003 and the six months ended September 30, 2003, we incurred net losses of Rs. 1,329.4 million ($28.7 million) and Rs. 291.9 million ($6.4 million), respectively. As of September 30, 2003, we had an accumulated deficit of approximately Rs. 12,029.7 million ($262.8 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

          Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the year ended March 31, 2003 and the six months ended September 30, 2003, we incurred net losses of Rs. 1,329.4 million ($28.7 million) and Rs. 291.9 million ($6.4 million), respectively. As of September 30, 2003, we had an accumulated deficit of approximately Rs. 12,029.7 million ($262.8 million). We expect to continue to incur operating losses as we expand our services and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers and that such businesses can be operated profitably. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

          During fiscal 2003, our highest operational priority was to reduce negative cash flow incurred to build our company and infrastructure to support our rapid growth phase, which has now stabilized. Although we have significantly reduced our cash burn over the last nine quarters and believe that these measures represent permanent reductions, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in further improving our cash flow in future periods.

As a result of its former control by the Government of India, VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

          VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or larger losses from our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect our revenues.

          Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, Global E-Commerce Limited, HCL Infinity and Tata Internet. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

          A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of August 31, 2003, approximately 395 companies had obtained Internet service provider licenses in India, including 65 companies that have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access to remain extremely price competitive.

          Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

          Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

          In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

          “Satyam” is a trademark owned by Satyam Computer Services. The ownership interest of Satyam Computer Services in our company was reduced to approximately 35% in connection with the private placement financing transaction with SAIF and Venture Tech. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction, which reduced the ownership interest of Satyam Computer Services in our company to approximately 32%. In anticipation of the need to cease using the Satyam brand name, we changed the name of our company from Satyam Infoway Limited to Sify Limited in January 2003. In connection with our name change, our company will be promoted exclusively under the Sify brand name. Our results of operations may be adversely affected by decreased brand recognition and decreased customer loyalty resulting from this name change.

A number of large stockholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.

          As of September 30, 2003 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owns approximately 32% of our outstanding equity shares, SAIF owns approximately 12% of our outstanding equity shares and Venture Tech, together its affiliates, owns approximately 16% of our outstanding equity shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing liquidation.

          Circumstances may arise in which the interests of Satyam Computer Services, SAIF, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

          In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Although no longer our majority stockholder, Satyam Computer Services continued to own approximately 32% of our outstanding equity shares as of the date of this report. Any significant sale of our equity shares might reduce the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. As of the date of this report, Messrs. K. Thiagarajan and V. Srinivas serve on our Board of Directors as the nominees of Satyam Computer Services. In October 2003, Mr. S. Srinivasan resigned as a member of our Board of Directors. Mr. Srinivasa Raju has filled the vacancy created by Mr. Srinivasan’s resignation. Mr. Raju is a nominee of Venture Tech Solutions Private Limited. Mr. Raju is a former director of our company and the brother-in-law of Mr. B. Ramalinga Raju, the Chairman of the Board of Directors of Satyam Computer Services. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our subscribers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

          Our sales, marketing and other costs of acquiring new subscribers are substantial, relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors’ services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

          Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of network/data services provided by us and our strategic partners and the usage thereof by our customers;

•	the number of subscribers to our Internet service provider service and the prevailing prices charged; and

•	advertising and electronic commerce activity on www.sify.com and its related sites.

          Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	new Internet sites, services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

          We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

          You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

          We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

          We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

Security breaches could damage our reputation or result in liability to us.

          Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

          The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

          Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

          Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. All of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

In February 2002, we entered into Executive Employment Agreements with each of Mr. Ramaraj and Mr. George Zacharias, our Chief Operating Officer. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately five years, and our agreement with Mr. Zacharias has a term of three years. In October 2003, we announced that T. R. Santhanakrishnan, our former Chief Financial Officer, was leaving our full-time employment to pursue new opportunities. Mr. Santhanakrishnan will, however, maintain his relationship with our company as a part-time employee.

We are highly dependent on our relationships with strategic partners to provide key services to our customers.

          We rely on our arrangements with strategic partners to provide key network services to our business clients. Some of these relationships can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of MCI, Inc., formerly WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies, which accounted for approximately 6.7% of our revenues in fiscal 2003 and approximately 4.7% of our revenues for the six months ended September 30, 2003. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

          Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. It is possible that the parties may not reach agreement on the final settlement documents or that the Federal District Court may not approve the settlement in whole or part.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign, our investment in Wisden CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

          In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs. 4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill. In February 2003, CricInfo Limited sold its business to Wisden CricInfo Limited and, in connection with that transaction, our loan to CricInfo was fully repaid and we acquired 33% of the equity in Wisden CricInfo Limited.

          We may attempt to grow our business through acquisitions. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business.

Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

          We have a significant, non-controlling minority interest in Wisden CricInfo Limited (successor to the business of CricInfo) and Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Wisden CricInfo Limited and Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control.

          As of September 30, 2003, 1,234 cybercafés were franchised and 32 cybercafés were owned and operated by our company. Franchise relationships are subject to a number of special risks. For example, we do not operate or control our franchisees, and they may not meet their obligations under our franchise agreements with them. The failure of a franchisee to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees, which may result in litigation or the termination of one or more of our franchise agreements. Our franchisees could attempt to organize themselves into unions in order to negotiate more favorable terms in our franchise agreements. Any failure to continue our relationships with our franchisees on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division.

The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

          Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

          Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

          We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

          Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

          We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

          Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares.

          U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

          As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

          Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs. 50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

          As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

          The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through October 31, 2003, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

          The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

          In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also pending or expected material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that will impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

          We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.

          The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001, our former parent company, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it had decided to explore opportunities to divest its stake in our company. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003 and sold an additional 1.5 million ADSs in October 2003. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this report may not be realized.

          This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

Risks Related to Investments in Indian Companies

          We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

          During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003, the United States and several other countries conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

          Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

          If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

          The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2002 and the first half of 2003. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the dollar will result in foreign exchange losses to the extent we hold excess cash in dollar-denominated investments.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

          Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet and increasing our maximum permitted level of foreign equity investment to 74%. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

          The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute before the Telecom Regulatory Authority of India, or TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels that we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

          The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2003, this tax rate was subject to a 5.0% surcharge resulting in an effective tax rate of 36.8%. The tax surcharge for fiscal 2004 has been decreased to 2.5% resulting in an effective tax rate of 35.9%. We cannot assure you that the surcharge will be in effect for a limited period of time or that the Government of India will not implement additional surcharges.

Risks Related to the Internet Market in India

          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

          Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

          The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of September 30, 2003, 1,234 iway cybercafés were franchised and 32 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.

          Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

          Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

          If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

          Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

          Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

          We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our service offerings may not be compatible with industry standards developed in the future.

          Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

Other Information

Legal proceedings

          Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

Changes in Securities and Use of Proceeds

          Pursuant to the Subscription Agreement we entered into with VentureTech in October 2002, we sold 1,017,441 ADSs to an affiliate of VentureTech in July 2003. The issuance was made in a transaction exempt from registration under the Securities Act of 1933, as amended, by virtue of one or more of Section 4(2) of such Act and Regulations D and S promulgated thereunder.

Exhibits and Reports on Form 6-K

•	Report on Form 6-K filed July 16, 2003;

•	Report on Form 6-K filed August 1, 2003;

•	Report on Form 6-K filed October 16, 2003; and

•	Report on Form 6-K filed October 21, 2003.

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: November 12, 2003

SIFY LIMITED

By:	/s/ R. Ramaraj

Name: R. Ramaraj
Title: Chief Executive Officer